FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number: 001-34738

Kingtone Wirelessinfo Solution Holding Ltd
(Translation of registrant’s name into English)

3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi’an, Shaanxi Province,
People’s Republic of China 710065
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Kingtone Wirelessinfo Solution Holding Ltd

FORM 6-K

Kingtone Wirelessinfo Solution Holding Ltd is furnishing under the cover of Form 6-K:

Exhibit 99.1 Press release, dated May 31, 2011, by Kingtone Wirelessinfo Solution Holding Ltd reporting its unaudited financial results for the first six months of fiscal year 2011 and announcing  its revised revenue and earnings guidance of fiscal year 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kingtone Wirelessinfo Solution Holding Ltd

By:	/s/ Peng Zhang
Name:	Peng Zhang
Title:	Chief Executive Officer

Date: May 31, 2011

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1
Press release, dated May 31, 2011, by Kingtone Wirelessinfo Solution Holding Ltd reporting its unaudited financial results for the first six months of fiscal year 2011 and announcing  its revised revenue and earnings guidance of fiscal year 2011.